Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

STONEBRIDGE ACQUISITION CORPORATION

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

a)	the deletion of the existing definition of article 49.7 in its entirety and the insertion of the following language in its place:

“The Company will have 30 months from the consummation of the IPO to consummate a Business Combination. If the Directors anticipate that the Company may not be able to consummate a Business Combination within 30 months from consummation of the IPO, the Sponsor or its affiliates or designees may, but are not obligated to, extend the period of time to consummate a Business Combination six times by an additional month each time (for a total of up to 36 months to complete a business combination); provided that, the Sponsor or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, shall deposit into the trust account $0.025 for each Class A ordinary share outstanding after giving effect to the Redemption on or prior to the date of the applicable deadline. In the event that the Sponsor or its affiliates or designees elect to extend the time to complete a Business Combination and deposit the applicable amount of money into trust, the Sponsor or its affiliates or designees would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the trust account to do so. In the event that the Company receives notice from our Sponsor or its affiliates or designees five days prior to the applicable deadline of its intent to effect an extension, the Company will issue a press release announcing such intention at least three days prior to the applicable deadline. The Company will also issue a press release the day after the applicable deadline announcing whether the funds had been timely deposited. Neither the Sponsor nor its affiliates or designees are obligated to fund the trust account to extend the time for the Company to complete the Business Combination.”

b)	the deletion of the following language in article 49.2:

“… provided, in each case, that the Company shall not redeem or repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.”

c)	the deletion of the following language in article 49.4:

“…provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, [or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.]”

d)	the deletion of the following language in article 49.5:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the "Redemption Limitation").”

e)	the deletion of the following language in article 49.9:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”